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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of April 4, 2001

                               UTi WORLDWIDE INC.
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                 (Translation of registrant's name into English)


                                9 COLUMBUS CENTRE
                                  PELICAN DRIVE
                                    ROAD TOWN
                                     TORTOLA
                             BRITISH VIRGIN ISLANDS
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                   (Address of principal registered offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X      Form 40-F
                                 ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No   X
                              ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 UTi Worldwide Inc.


Date: April 10, 2001                             By: /s/ LAWRENCE R. SAMUELS
                                                     ---------------------------
                                                     Lawrence R. Samuels
                                                     Chief Financial Officer and
                                                     Secretary


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                                  EXHIBIT LIST

        Exhibit                   Description
        -------                   -----------
         99.1          News Release dated April 4, 2001 of UTi Worldwide Inc.

         99.2          News Release dated April 4, 2001 of UTi Worldwide Inc.